Table of Contents

Financial Highlights

Corporate Profile

Mission Statement

Awards and Honours 2002

Chairman’s Message to Shareholders

Message to Shareholders from the President and CEO

Review of Activities

CINAR Entertainment Film Library

Audit and Risk Management Committee Charter

Board of Directors and Management

Financial Report

Corporate Information

Note:

All dollar figures are in Canadian funds unless otherwise indicated. Every reference to financial information, except for 2001 and 2002, is unaudited.

The images appearing on the cover page are taken from the series listed below and are copyrighted as follows:

ARTHUR® – produced by CINAR and WGBH (Boston)

© 1996 WGBH Educational Foundation and CINAR Productions Inc., a subsidiary of CINAR Corporation. All rights reserved. All Marc Brown characters and underlying material (including artwork) copyrighted by Marc Brown. “Arthur”, “D.W.”, and all other Marc Brown characters and names originally conceived by Marc Brown are trademarks of Marc Brown.

CAILLOU® – produced by CINAR

© 1997 CINAR Productions Inc., a subsidiary of CINAR Corporation. All rights reserved.

MONA THE VAMPIRE™ – produced by CINAR and Alphanim (France)

© 1999 Fancy Cape Productions Inc., a subsidiary of CINAR Corporation/ Alphanim S.A./ France 3 / Canal J. All rights reserved.

The image appearing on the back cover is taken from the feature film mentioned below and is copyrighted as follows:

CAILLOU® – produced by CINAR

© 2003 Caillou Special 1 Productions Inc., a subsidiary of CINAR Corporation. All rights reserved.

© 2003 CINAR Corporation. All rights reserved

Legal Deposit - Bibliothèque Nationale du Québec,2003 - ISBN 2-921691-16-7 Legal Deposit - National Library of Canada,2003 - ISSN 1705-687X

	Financial Highlights
	Some Key Numbers

(Years ended November 30)
(in thousands of Canadian dollars except per share amounts)	2002	2001

Statement of Operations Data
Revenues	141,092	132,643
Earnings (loss) before unusual items	19,126	(6,875)
Loss from continuing operations	(10,529)	(32,097)
Net loss	(6,549)	(42,023)

Per Share Data
Loss from continuing operations	(0.26)	(0.78)
Net loss	(0.16)	(1.02)
Average number of shares outstanding (000)	40,195	40,984

Balance Sheet Data
Cash and short-term money market investments	61,952	47,556
Shareholders’equity	171,717	212,373

Cash Flow Information
Cash provided by operating activities	32,759	21,645

Corporate Profile

CINAR Corporation (“CINAR” or the “Company”) is an integrated entertainment and education company that develops, produces, markets and distributes high-quality, non-violent programming and supplemental education products for children, families and educators worldwide. The Company operates through two divisions: CINAR Entertainment and CINAR Education. Through CINAR’s diverse television programming, licensing and merchandising of entertainment-related products and an array of supplemental education products, the Company appeals to children worldwide throughout their entire day.

CINAR’s divisions and subsidiaries on the entertainment side include CINAR Animation, a full-service studio with animation, sound-recording, audio and video post-production facilities; CINAR Music, a music publisher and children’s record label; CINAR Licensing, which manages all merchandising activity for the Company; a 20% equity interest in Canada’s TELETOON® channels; and, as part of the recent restructuring initiatives, a new Montreal-based TV sales and distribution team. On the education side, the Company’s U.S.A.-based subsidiaries include: Carson-Dellosa Publishing Company, Inc., a publisher of supplemental education products; and HighReach Learning, Inc., a provider of pre-school curricula to the daycare market.

Through its network of co-production partners and relationships with key broadcasters, CINAR’s productions continue to be seen daily in Canada, the U.S.A. and in more than 150 other countries. CINAR’s educational products are marketed each year to millions of teachers and caregivers in North America and beyond.

Mission Statement

CINAR is committed to entertaining and educating children and families by producing, distributing and

Arthur®

marketing quality, non-violent
entertainment and education content
for the global marketplace.

Caillou®

Awards and Honours 2002

CINAR Entertainment

Arthur*

NATAS Daytime Emmy Award, Nomination for Outstanding Children's Animated Program

NATAS Daytime Emmy Award, Nomination for Outstanding Achievement in Music Direction and Composition

NATAS Daytime Emmy Award, Nomination for Outstanding Achievement in Sound Mixing – Special Class

EPA's National Environmental Asthma Educator Award in recognition of its leadership and contributions to fight childhood asthma: "Buster's Breathless" (produced with WGBH)

HUMANITAS Certificate for humanizing achievement in television and feature films: "The Boy with His Head in the Clouds" (produced with WGBH)

UNDA-USA Gabriel Awards, Outstanding Achievement in Children's Programs (aged 14 and under): "The Boy With His Head in the Clouds" and "More" (produced with WGBH)

New York Festivals, Television Programming and Promotion Grand Awards: Television & Cinema Advertising, Gold WorldMedal – Children's Programs aged 2-6 (produced with WGBH)

Parent's Guide to Children's Media, Inc., Outstanding Achievement in Classic Television Programs (produced with WGBH)

American Council of the Blind – Vernon Henley Award: "Prunella's Special Edition" (produced with WGBH)

US International Film and Video Festival, Winner, Third Place Certificate for Creative Excellence in Animation: Non-Computer, Submitted, "Prunella's Special Edition" and "The Secret Life of Dogs and Babies" (produced with WGBH), Winner, Third Place Certificate for Creative Excellence in Children's Programming, Submitted, "Rhyme for Your Life" and "For Whom the Bell Tolls" (produced with WGBH)

Worldfest-Houston, Gold Medal, "Rhyme for Your Life" and "For Whom the Bell Tolls" (produced with WGBH)

Parents' Choice Approved (Audio): "Arthur's Really Rockin' Music Mix"

Parents' Choice Approved (DVD): "Arthur's Perfect Christmas" (produced with WGBH)

Zoboomafoo*

Parents' Choice Gold Award (CD-ROM): "Zoboomafoo Animal Alphabet" (with Brighter Child Interactive)

***Children's Software Review* (January 2002):** 4/5 rating for "Zoboomafoo Animal Alphabet" (with Brighter Child Interactive)

Mona the Vampire™

"Prix d'excellence francophone" of the Alliance for Children and Television, Nomination in the animation category (6-8 years): "Von Kreepsula's Return" (produced with Alphanim)

8 CINAR

CINAR Education

Carson-Dellosa

2002 Customer Service Award, National School Supply and Equipment Association

2002 Excellence in Education Award, National School Supply and Equipment Association

Site of the Month, December 2002 and January 2003, American Association of Webmasters

Golden Web Award 2002, International Association of Webmasters and Designers

Golden Web Award 2002, American Association of Webmasters

Caillou®

Gemini Award, Nomination for Best Pre-School Program or Series

Gemini Award, Nomination for Best Animation Program or Series

Gemini Award, Nomination for Best Sound Track

Parents' Choice Approved (Television) (with PBS)

Parents' Choice Recommended (Video): "Caillou's Reading Adventures" (with PBS)

Parents' Choice Recommended (Video): "Dr. Caillou" (with PBS)

Parents' Choice Recommended (CD-ROM): "Caillou Magic Playhouse" (with Brighter Child Interactive)

Family Fun Toy of the Year Award, Quiet Play Category – Ages 3 to 4, Bo-Jeux's "Caillou – Magnetic Theatre"

Good Housekeeping Seal of Approval, *Good Housekeeping Holiday Gift Guide 2002*, Irwin Toys' "Singing Caillou Doll"

Dr. Toy's 100 Best Children's Products, "Sing-Along Caillou" doll named one of Dr. Stevanne Auerbach's 100 Best Children's Products for 2002

Overview:

Business operations stabilized and positioned for growth

In the past fiscal year, CINAR has made remarkable progress and has succeeded in repositioning itself for growth in shareholder value.

We took several positive steps in the pursuit of this goal, including:

• the appointment of nine new directors to the Board, at CINAR’s annual meeting in April 2002

• the creation of four standing committees of the Board: Executive Committee, Audit and Risk Management Committee, Nominating and Corporate Governance Committee, and Management Resources and Compensation Committee

• the settlement of class action claims brought in Canada and the United States against CINAR and certain other defendants

• the settlement of two separate lawsuits filed against CINAR by certain executive officers of CINAR subsidiaries, Carson-Dellosa Publishing Company, Inc. and HighReach Learning, Inc. The lawsuits involved claims arising from the acquisition in 1997 by CINAR of Carson-Dellosa and HighReach Learning. The Company also reached a settlement on a third outstanding lawsuit by the founders of Twin Sisters Productions, Inc. as part of an agreement under which CINAR sold Twin Sisters Productions, Inc. in January 2003.

• the reinstatement of funding eligibility with Telefilm Canada and the initiation of steps to re-establish eligibility for funding or grants from other funding agencies

• the creation of a new directors’ corporate governance policy for the Company

• the appointment of a new President and CEO, Mr. Stuart Snyder, in February 2003.Mr.Snyder replaces George Rossi who served as Interim President and CEO after Mr. Barrie Usher retired from the position in September 2002.

These positive steps were initiated to reposition the Company and to build value for all shareholders. We believe that CINAR possesses the strengths and the potential necessary to regain a leadership role in the children’s and family entertainment market and to enhance its role in the field of education.

The Year in Review

Like many companies over the past year, CINAR has been affected by the downturn in the economy and more specifically by a continuing weakness in the market for children’s entertainment properties. As a result, a top priority for management during the fiscal year was to maintain the value of the Company’s core assets. Our primary objectives for 2002 were to:

• reduce costs and overhead while conserving the Company’s core financial and human resources

• manage internal cash reserves, which totalled $62 million as of November 30,2002,in a conservative manner, limiting expenditures to essential needs only

• settle litigation to enable the Company to operate in a stable context

• re-establish links with certification and funding agencies

• continue to enhance CINAR’s financial position

Financial Information and Results

CINAR Entertainment We continued to rationalize our Entertainment Division operations and adhere to a scaled-back production slate to avoid deficits due to the soft distribution market. CINAR Entertainment improved its performance through cost cutting measures and a new policy and system to control production costs. Our sound recording, audio and video post-production facility was integrated into CINAR Animation to streamline operations with an enhanced full-service production studio.

Entertainment revenues in 2002 were $42.2 million, down from $43.5 million in fiscal 2001.However,as expenses were considerably reduced due to restructuring executed in 2001, the division had operating income of $5.3 million compared with a $14.8 million operating loss the previous year.

At the same time, there were several promising signs as a result of our licensing and merchandising efforts with products branded for the Company’s proprietary characters. The Company generates merchandising revenue in two ways: through its ownership interest in the properties and through the commissions it is entitled to in its role as licensing agent.

CINAR Education In 2002, CINAR Education was once again a major strength of the Company. Each of CINAR Education’s component businesses, Carson-Dellosa Publishing Company, Inc. and HighReach Learning, Inc. posted impressive gains in revenue and earnings. Education revenue increased 10.9% from $89.1 million to $98.9 million. CINAR Education recorded $19.1 million in earnings before interest, income taxes, depreciation, amortization and unusual items, which represents an increase of 23.4% over 2001.

In January 2003, CINAR Education sold substantially all the assets of Twin Sisters Productions, Inc., a record label and music publisher, for US $1.5 million and simultaneously settled all outstanding litigation claims against CINAR by the founders of Twin Sisters Productions, Inc.

Telefilm Canada Our efforts to restore relations with Telefilm Canada resulted in an agreement for renewed funding eligibility on November 21, 2002.The lifting of the suspension represents the final step in reinstating CINAR in terms of its access to the full range of support and financing programs offered by Telefilm Canada.

As well, every effort is being made to catch up on a backlog of applications to various film and television certification and funding agencies, including Telefilm Canada, which stemmed from the legal and taxation issues facing the Company. The estimated tax credits receivable as at November 30, 2002,are approximately $29 million.

Litigation Significant efforts were made to settle outstanding litigation and to allow the Company to operate in a normal context. The courts in Canada and in the United States have approved the settlement of class action lawsuits brought against the Company in 2000.In addition, the Company entered into two separate settlement agreements with the former stockholders of Carson-Dellosa Publishing and HighReach Learning, both subsidiaries wholly-owned by CINARA settlement was also reached with the founders of Twin Sisters Productions.

Globe-X CINAR will continue to vigorously pursue proceedings against Globe-X and the recovery of all amounts owing, which at November 30, 2002,represented $55,331,000 in Canadian funds (US $35,355,000),excluding accrued interest.

As part of our ongoing efforts to recover CINAR funds, the Company amended its action against Ronald A. Weinberg and Hasanain Panju on January 23, 2003,in order to recuperate any shortfall resulting from Globe-X’s failure to entirely repay what it owes to the Company.

Subsequent to CINAR’s petition to the High Court of Justice of Anguilla for enforcement of a winding-up order issued by the Supreme Court of Bahamas against Globe-X, Globe-X filed a Defense and Counterclaim in the High Court of Justice of Anguilla claiming damages from CINAR in the amount of $66 million for alleged breach of contract, defamation and/or malicious falsehood. CINAR considers the allegations of Globe-X baseless and the claim without merit.

Solid footing for the future CINAR’s main challenge in navigating through the extraordinary non-operating developments of the past three and a half years has been to continue running its various businesses and maintain the value of its core assets.

The fact that the Company has succeeded in redressing the situation in many regards is a function of its fundamental strengths, which include:

• the Company’s substantial cash reserves of $62 million

• the Education division, which reported overall revenue growth of 11% in 2002

• the depth and size of CINAR’s film library, which as of November 30,2002,included 2,251.5 half-hour equivalents of quality, non-violent animation and live-action programming for children and families

• CINAR’s popular children’s brands known around the world such as Caillou®, Arthur® and Mona the Vampire™, which we continue to support through new production commitments and merchandising and licensing activity

• CINAR’s strong relationships with its customers and its long-term production and broadcast partners

• CINAR’s equity interest in TELETOON®, which continues to provide the Company with a Canadian home for many of its productions as well as a healthy return on investment

• CINAR’s core group of experienced and knowledgeable senior executives, which includes, on the education side, the founders of the respective business units

• the ongoing commitment and creativity of our employees, who have continued to deliver on the Company’s operational undertakings.

Outstanding issues remain and we will continue to address them diligently and expeditiously. Among those, we will seek a lifting of the cease-trade order of the Quebec Securities Commission and the reinstatement of CINAR on the stock exchange.

As we move forward, we are encouraged by the fact that the Company’s operations are now returning to a solid footing and that we are positioned to sustain growth as a leading force in the children’s and family entertainment and education industries. We believe that the quality of our properties and our library, as well as the creativity of our Entertainment Division team and the continued success of our Education Division, will provide solid value for all shareholders in the future.

On behalf of the Board, I would like to extend my deepest thanks to Mr. Usher and to Mr. Rossi for their integrity and outstanding commitment to the Company. I would also like to extend a very warm welcome to our new President and CEO, Mr. Stuart Snyder.

In conclusion, I wish to recognize the extraordinary contributions of Janet Dellosa, one of the founders of Carson-Dellosa, who retired in July. At the same time, I want to express my sincere thanks to all CINAR employees for their remarkable commitment and continuing loyalty. I also want to thank my colleagues on the Board for their contribution and support.

“Robert Després” (signed)

Robert Després

Chairman of the Board

One of CINAR’s most striking features is its impressive reputation for excellent quality productions that are well known within the industry and throughout the world. Another very promising attribute is the creativity of its staff.

These strengths combine to create tremendous potential for CINAR as the Company moves forward to grow and to regain its position as a leader in children’s and family entertainment and to enhance its position in education.

I am particularly pleased to have the opportunity to work with the management of its Entertainment and Education divisions to make the Company shine once again in the eyes of shareholders and the industry.

At the close of fiscal 2002, the Company assumed a more solid footing as it dealt with non-operating events that negatively affected its financial performance and ability to grow. Its success in addressing the events is largely due to the remarkable efforts of the Company’s management and the Board of Directors.

I have taken on the position of President and CEO of CINAR with a great deal of enthusiasm. I perceive an abundance of positive factors and a great deal of potential to grow shareholder value.

Our goals for 2003 are to assure CINAR’s growth in a number of ways. These include maximizing income from existing entertainment assets, developing a strategy for diversifying the Company’s entertainment offering and working closely with the management of the highly profitable and successful Education division to enhance its position in the market place. We will also examine new opportunities created from synergies between our Education and Entertainment divisions.

In the coming months, we will be exploring new products and opportunities for growth. We will be moving back into the world of creative development, diversifying our entertainment offering to provide both animation and live action products.

At the same time, we will be building on CINAR’s many existing strengths. These include the Company’s impressive library, licensing and merchandising opportunities and its excellent reputation for educational products. Our intention is to maximize all opportunities, be they in film or television, consumer products, live entertainment or education.

We believe that CINAR’s goal of growing shareholder value and regaining its leadership position in the industry is very much attainable given the Company’s fundamental strengths and assets. Working closely with CINAR’s management, staff and Board, we are determined to succeed.

“Stuart Snyder” (signed)

Stuart Snyder

President and CEO

Review of Activities

Fiscal 2002 was a challenging year for CINAR during which the Company continued to address issues arising from the negative non-operating developments of 1999 and 2000 while, at the same time, dedicating itself to meeting commitments to production partners, broadcasters and licensees in CINAR Entertainment and exceeding the expectations of CINAR Education’s customers.

While certain issues remain, there were positive signs in 2002 that the Company’s restructuring and focus on core assets has safeguarded value for shareholders and put the Company on solid ground for future growth.

CINAR Education revenues continued to experience significant growth and CINAR Entertainment recorded an operating profit as a result of our ambitious restructuring and cost-reduction efforts in 2001 and 2002.

Financial Overview

While significant improvement was made, the Company recorded a net loss of $6.5 million (0.16 cents a share) for the year ended November 30,2002,including the impact of the gain from discontinued operations, compared to a net loss of $42 million ($1.02 a share) for the previous year. The net loss can be attributed to the recording of the class action settlement in the amount of $23.8 million.

Overall, consolidated revenues increased by 6.4% in 2002, made up of a 10.9% increase in Education revenues and a 2.9% decrease in Entertainment revenues. Total revenues were $141.1 million in 2002 compared with $132.6 million in 2001.

Expenses related to the cost of sales as well as selling, general and administrative expenses declined in 2002.In CINAR Entertainment, selling, general and administrative expenses decreased significantly by 31.2% to $15.4 million due to restructuring efforts. Cost of sales declined as a result of a reversal of $3.8 million in accruals due to overestimates made in prior years for participation costs, which represent CINAR’s partners’ share of revenues recognized. Selling, general and administrative expenses related to Education increased 9.1% to $32.4 million which is in line with the increase in revenues generated by CINAR Education.

Overall, there was a significant improvement in earnings before interest, income taxes, depreciation, amortization and unusual items. Earnings were $24.4 million in 2002 compared with $0.7 million in 2001.

Review of Entertainment Operations

On the entertainment side, restructuring efforts continued and CINAR Animation, a full-service production studio, absorbed the sound-recording, audio and video post-production facility formerly known as CINAR Studio.

The market weakness for new children’s programming continued in 2002 and consequently, the Company continued its reduced production-investment strategy and scaled back production commitments for the year.

Resources were reallocated to supporting a smaller strategic slate of international brands with more rights and revenue streams attached.

During 2002, Entertainment focused on renewing production cycles of the existing popular series Caillou®, Arthur® and Mona the Vampire™ in an effort to sustain key brands which also support ancillary business activities such as licensing and music.

Entertainment revenues were $42.2 million in fiscal 2002, down from $43.5 million in 2001.Entertainment revenues were made up of $20.5 million from production activities, up from $18.4 million in 2001,and $21.7 million from library sales, down from $25.1 million in 2001.

CINAR Entertainment’s production activities for 2003 include:

•

Caillou®’s first feature film to be distributed on DVD and home video

•

3 half-hour episodes of Caillou® (part of episodes 41 to 56)

•

10 new episodes of Arthur® (episodes 106 to 115)

•

13 episodes of Mona the Vampire™ (episodes 53 to 65)

•

Two new 26-episode animated series for children, Creep School and Potatoes & Dragons.

Production Deliveries 2002

Production (episodes)
Arthur VIII (episodes 96 to 105)	10
Arthur It’s Only Rock n’ Roll	2
Caillou III (episodes 41 to 56)	6
Mona the Vampire III (episodes 40 to 52)	9
Simon (episodes 1 to 13)	13
Jumping for Joy	3
Total	43

Library Sales

CINAR benefits from a large and growing library of programming as well as an extensive array of rights to the associated proprietary characters including rights for television, home video, merchandising, education, music, multimedia, book publishing and the Internet.

As of November 30, 2002, CINAR’s library consisted of 2,251.5 half-hour equivalents of quality children and family programming, representing 164 individual titles. The library has steadily grown over the past few years from 2,208 half-hour equivalents at the end of fiscal 2001, 2,114 in 2000 and 1,888 in 1999.

Despite the size of its library, CINAR’s television sales revenue has decreased. Library sales declined from $25.1 million in fiscal 2001 to $21.7 million in fiscal 2002 largely due to the reduction in production investments in recent years.

The 2.9% decrease in Entertainment revenues can be attributed to a combination of factors including the weakness in the children-and-family television market. Library sales will be affected in the short term because of reduced production investments and efforts will be made in the future to develop new characters that will provide return on investment for shareholders.

The Company took several steps in 2002 to address declining sales:

• the repatriation and consolidation of all television-sales and video-distribution activities were completed

• significant efforts were made to re-build CINAR’s profile in the marketplace and re-establish contacts including attendance at trade shows in Europe, Asia and the United States

• specific attention was paid to building relationships and sales in China, India and Eastern Europe

• CINAR has signed distribution and representation agreements to build sales in Africa, Southeast Asia and Latin America.

Licensing and Merchandising

Revenue from licensing continued to grow steadily in response to the Company’s increased emphasis on ancillary rights exploitation. The Company met its aggressive growth objectives for the Caillou® property in the Canadian market and doubled its revenues in 2002 over 2001.In the U.S. market in 2002,CINAR Licensing reaped the benefits of its Caillou® branding efforts to expand distribution from speciality stores to large-surface mass merchants, such as Target® and Toys “R” Us®. Revenues are expected to continue to show strong growth in 2003.

2002 was also a strong year for Caillou® products in Canada. They outperformed market expectations, highlighted by the popular Caillou® Tree Fort toy, which sold out early in the Christmas season. These efforts were supported by the celebration of Caillou®’s fifth anniversary on Canadian airwaves by TELETOON®.

CINAR has reached an agreement with Little Tikes® to be the new master toy licensee for Canada and the United States. Little Tikes® is an established toy manufacturer with powerful market reach. Little Tikes® is an excellent strategic match for CINAR as it specializes in children’s products that develop ‘‘imagination, creative play and big adventure.’’

Music

As music publisher of the original music featured in CINAR’s television shows, CINAR Music actively manages and collects performance and mechanical publishing royalties which result from the broadcast of our programs around the world. In 2002, the focus was on increasing collection efficiencies in order to continue to increase revenues. Music revenue for 2002 increased by 36% over 2001.

TELETOON®

CINAR is a co-founder and 20% shareholder of TELETOON Canada Inc., which operates two 24-hour, all-animation cable television channels in Canada, one which broadcasts in English and the other in French. Since it was founded in 1997, TELETOON® has been ranked consistently by audiences among the top five cable channels in Canada. It has achieved approximately 50% and 80% cable-subscriber penetration rates in English Canada and French Canada, respectively, and is currently broadcast to more than 5.5 million Canadian households.

In 2002,TELETOON® solidified its position as the number three speciality network overall, a formidable achievement given that TELETOON® is sold as a third-tier option, and does not automatically enjoy the same access to homes as networks distributed on basic service or located in premium channel positions.

For its fifth consecutive year, the TELETOON® French network remained the specialty television success story in Quebec by maintaining its number-one status with the 2-years-and-up age group. It is gaining momentum with lucrative audience groups, gaining a 1.5-point share with the 12-to-17 age group and moving to the first position with the 18-to-34 age group (up from third last year).

CINAR’s share of earnings from its equity investment in TELETOON Canada Inc., increased 25.7% from $2.1 million in 2001 to $2.6 million in 2002.

CINAR Education

Each of CINAR Education’s component businesses posted impressive gains in revenue and earnings in 2002 and continue to represent one of CINAR’s most valuable strengths. Because much of the business is based on solid customer relationships developed over the years by the senior management of CINAR Education, operations were much less affected by the Company’s non-operational problems.

Moreover, CINAR Education was very encouraged with the recent announcement that the New York City school system had adopted Carson-Dellosa’s month-by-month phonics books for students from kindergarten to grade three.

CINAR Education revenues increased 10.9% in 2002 to $98.9 million compared with $89.1 million in 2001.Selling, general and administrative expenses increased 9.1% from $29.7 million to $32.4 million, which is in line with the increase in revenues. Overall, CINAR Education earnings before interest, income taxes, depreciation, amortization and unusual items increased 23.4%,rising to $19.1 million in 2002 from $15.5 million in 2001.

Carson-Dellosa Publishing Company

Carson-Dellosa Publishing Company, Inc., which sells specialty school supplies and classroom materials to the pre-school to eighth-grade market, had another strong year despite the lacklustre U.S. economy. The Company exceeded revenue and profit projections and recorded profits for the 27th consecutive year.

As well as delivering a strong financial performance, Carson-Dellosa continued to expand its product offering. Over the course of 2002, it introduced 350 new products which laid the foundation for continued growth in 2003 in the core business. For 2003, the new focus in product development and sales is in the international markets, Christian booksellers and the specialty toy and hobby markets.

To accommodate future growth, Carson-Dellosa signed new favourable leases for larger facilities in November 2002. The move to these facilities was completed in early 2003.

Carson-Dellosa’s two-time award-winning website was upgraded again in 2002 to enhance customer service.

Carson-Dellosa continues to be ranked among the leading producers of supplemental education material for elementary school teachers.

HighReach Learning

HighReach Learning, Inc. specializes in the design, publication and distribution of proprietary educational products for children from 3 months through kindergarten. HighReach Learning posted positive performance results in 2002, although the U.S. economic slowdown had some negative impact.

HighReach Learning launched its first software product in September 2002 called the HighReach Learning Progress

Reporting and Evaluation Program (HRL-PREP),which is an ongoing observation tracking system that works hand-in-hand with the HighReach Framework curriculum program. The goal is to enhance program quality and consistency and to track the progress of children over time using an outcomes framework based on 54 learning objectives. The software is sold in a stand-alone version or web version. Targeted for the Head Start market, the progress of over 10,000 children throughout the U.S. is currently being tracked using this software.

In 2002,HighReach Learning established a Government Relations Department to promote awareness and the use of HighReach Learning curricula in state-funded pre-kindergarten programs. Although state-level funding has slowed due to the economic climate, this is an important and growing market segment. In 2003,HighReach Learning will continue to focus on seeking curricula approval from several states including North Carolina, Texas, and Florida.

Expanding the size and effectiveness of its outbound telemarketing department began in late 2002.This department is an important element of HighReach Learning’s future growth strategy.

HighReach Learning established a Training Department in 2001 to assist with the proper implementation of its curricula. During 2002,HighReach Learning conducted 71 training sessions, reaching over 3,500 early childhood educators, and doubling the department’s revenue. This will continue to be an area of focus for 2003.

CINAR Entertainment Film Library

as of November 30, 2002

Audit and Risk Management Committee Charter

Formation

The Board of Directors has appointed by resolution on April 30, 2002, an Audit and Risk Management Committee consisting of four members who are non-management directors of the Company, unrelated directors, financially literate with more than one member having accounting or related financial expertise. The Board appoints the Chairman and the members. The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussions and consideration of the affairs of the Committee.

Quorum

The majority of the members of the Committee shall constitute a quorum.

Term of Office

The members of the Committee will serve on the Committee until the first meeting of the Board of Directors that takes place after the annual general meeting of shareholders that follows the meeting at which they are elected or until they resign or are replaced. Every member who ceases to be a director will cease to be a member of the Committee. Members of the Committee can be replaced on the Committee by the Board at any time.

Procedure

The rules and regulations relating to the calling and holding of, and proceedings at, meetings of the Committee shall be those, making allowance for the fact that it is a Committee, that apply to meetings of the Board of Directors. The Secretary of the Company is the secretary of the Committee.

Presence of the Auditors

The external auditors attend all meetings of the Committee. On request of the external auditors, the Chairman must convene a meeting of the Committee.

Authority

This Committee has all the powers and duties granted to it by the laws and regulations that apply to the Company.

In performing its work, the Committee or its representative has the authority to access all the books, records and accounts of the corporation and of its subsidiaries and to discuss this and all other issues related to the financial situation and financial results of the corporation and of its subsidiaries with the officers and internal and external auditors of the Company and of its subsidiaries.

The Audit Committee also has authority to conduct or authorize investigations into any matters within its scope of responsibility. It is empowered to:

•

Retain outside counsel, accountants or others to advise the Committee or assist in the conduct of an investigation

•

Seek any information it requires from employees – all of whom are directed to cooperate with the Committee’s requests or those of its representatives

•

Meet with Company officers, internal and external auditors or outside counsel, as necessary.

Purpose

The Audit and Risk Management Committee assists the Board in fulfilling its oversight responsibility for the financial reporting process, the system of internal control, the audit process both internal and external, the identification and monitoring of principal business risks and the Company’s process for monitoring compliance with applicable laws and regulations and the code of conduct. In performing its duties, the Committee will maintain effective working and reporting relationships with the Board of Directors, Management and the internal and external auditors.

Terms of Reference

1. Recommend the appointment of the external auditors to the Board and their remuneration and remind them that the ultimate client is the shareholders and not management.

2. Review the external auditors’ proposed scope and approach to their Audit and make the Board aware of any significant reservation that the Committee may have or that the external auditors may have expressed concerning their Audit work.

3. Review the performance of the external auditors.

4. Review and confirm the independence of the external auditors.

5. Review periodically the need for an internal audit function. If one exists:

•

Determine how it will be carried out

•

Review its audit scope, approach, plan and budget

•

Review its reports quarterly with management comments

•

Keep abreast of its projects and of its activities

•

Assess its performance

•

Make sure that Executive Management implements the recommendations that have been accepted by the latter and the Committee.

6.

Review the unaudited quarterly financial statements, have them reviewed by the external auditors and obtain a comfort letter from them, review press releases, messages to shareholders and other written communications to stakeholders, regulatory agencies, etc. and recommend their approval to the Board.

7.

Review the audited annual financial statements and recommend their approval to the Board and all other statements and financial reports that need to be reviewed by the Committee under applicable laws or that the Board requires the Committee to review as well as related financial information i.e. information contained in the Annual Report, a prospectus, MD&A, annual notice, etc.

In so doing, the Committee should not forget to discuss with the external auditors, among other things, the acceptability and quality of the accounting principles as applied, the underlying estimates and significant judgments affecting the Company’s financial statements.

8.

Receive and review the reports issued by the external auditors following the completion of their interim and final audits as well as the letter which they send to Executive Management thereafter with the latter’s comments on each of the points raised.

9.

Review with the external and internal auditors the comments and suggestions they have made pursuant to their audit work and report to the Board in respect to:

• appropriateness of the records and their safekeeping

• appropriateness and effectiveness of the accounting, internal control and information systems of the Company and the extent to which these systems are uniformly and properly applied

• skills and abilities of the staff working in the accounting, financial and internal control functions as well as the number of people who are employed in these functions.

10. Ask management, after it has consulted the internal and external auditors, to inform the Committee of the significant risks and exposures, what is being done to minimize such risks and report on same at each regular meeting of the Committee.

11. Review the effectiveness of the system for monitoring compliance with applicable laws and regulations and the results of management’s investigation, if any, and follow-up on any fraudulent acts or accounting irregularities.

12. Obtain from management a quarterly compliance certificate with applicable laws and regulations and be informed on this certificate that there is no off-balance-sheet transaction nor that the Company is in default on any of its borrowings or agreements or foreign exchange transactions.

13. Review quarterly the status of pending court actions as well as new and threatened litigation.

14. Assure that a written code of conduct exists and that all employees are aware of it, review the program in place to monitor compliance and be kept informed about compliance at least twice a year or when a significant infraction occurs.

15. Review the policies and procedures in effect for considering officers’ expenses and perquisites including those of the President and CEO.

16. Review significant accounting and reporting issues periodically including recent professional and regulatory pronouncements and understand their impact on the financial statements.

17. Review and make recommendations to the Board on the adequacy of the general insurance portfolio of the Corporation  and its affiliates.

18. Review and report to the Board on contingent liabilities of the Corporation and its affiliates.

19. Meet after each regular meeting with the internal auditor,the external auditors and management in separate sessions.

20. Review and update the charter annually,if need be.

21. Evaluate the Committee’s and individual members’ performance at least annually.

22. Confirm annually that all responsibilities contained in this charter have been performed.

23. Perform other activities related to this Charter as requested by the Board of Directors.

Minutes

Minutes shall be kept of all meetings of the Audit and Risk Management Committee.

Report to the Board

The Committee shall report to the Board on all matters reviewed by the Committee at the Board’s next succeeding regular Board meeting.

Compensation

The members of the Committee will receive for their services the compensation approved by the Board of Directors.

Board of Directors and Management

Board of Directors		Senior Management

Robert Després	Douglas M.Holtby	Stuart C.Snyder	Louis Fournier
Chairman of the Board,and	President and CEO,	President and	Head,Distribution
Chairman,McWatters Mining Inc.	Arbutus Road Investments	Chief Executive Officer
	Inc.		Jeffrey Gerstein
Marcel Aubut		George Rossi*	Vice-President,Taxation
Partner,Heenan Blaikie LLP	David L.Simon	Senior Vice-President and
	President,	Chief Financial Officer	Kathy H.Kelley
Normand Beauchamp	Simon Bros.Media and		Vice-President,
President,	Entertainment Inc.	Stephen T.Carson	HighReach Learning,Inc.
Capital NDSL Inc.		President,CINAR Education
	Stuart C.Snyder	President,Carson-Dellosa	Michael G.Mayberry
Fernand Bélisle	President & CEO,	Publishing Company,Inc.	President,
Consultant,	CINAR Corporation		HighReach Learning,Inc.
19 FB Inc.		Patricia L.Carson
		Vice-President,Carson-Dellosa	Sharon H.Mayberry
Gordon Craig		Publishing Company,Inc.	Vice-President,
President,			HighReach Learning,Inc.
Craigco Inc.		Lucy Caterina
		Corporate Controller and	Andrew Porporino
Lisa de Wilde		Assistant-Secretary	Executive Vice-President and
Corporate Director			Chief Financial Officer,
		Mark D.Chernin	CINAR Entertainment
Pierre Desjardins		Vice-President,
Chairman,		Business and Legal Affairs	Lesley Taylor
TouchTunes Music Corporation			Executive Vice-President,
		Kelly A.Elwood	Production,
		Vice-President,Licensing	CINAR Entertainment
and Merchandising
Daniel Tierney
Vice-President,
Business Development

		* Following the resignation of Mr.Barrie Usher	from the position of President and CEO
in September 2002,Mr.George Rossi served as Interim President and CEO until the appointment of Mr.Stuart Snyder,on February 11,2003.

Financial Report

Management Discussion and Analysis of Selected Financial Information

The following comments on the financial situation and results of operations of CINAR Corporation (the “Company”) should be read in conjunction with the Company’s audited consolidated financial statements.

GENERAL

The Company’s business is organized into two operating divisions: CINAR Entertainment and CINAR Education. CINAR

Entertainment develops, produces, markets and distributes high quality, non-violent programming in over 150 countries. CINAR Education develops, produces, markets and distributes supplemental education products for children, families and educators, primarily in North America. The Company also is a co-founder and 20% shareholder of TELETOON Canada Inc. which operates two 24-hour,all animation cable television channels in Canada, of which one broadcasts in French and the other broadcasts in English.

ACCOUNTING PRINCIPLES AND PRESENTATION

The Company prepares its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The Company’s significant accounting policies conform in all material respects with United States Generally Accepted Accounting Principles except as described in note 24 of the consolidated financial statements.

HIGHLIGHTS

1. Settlement of Contingent Liabilities:

1.1 The courts in Canada and in the United States approved the settlement on November 25, 2002 and January 21, 2003 respectively of class action lawsuits brought against the Company in 2000. The Company’s contribution to the settlement was CDN$23,784,000 (US$14,600,000).

1.2 On May 3, 2002,the Company entered into two separate settlement agreements with the former stockholders of Carson-Dellosa Publishing Company, Inc. and HighReach Learning, Inc. The Company’s contribution to the settlements was CDN$31,800,000 (US$19,850,000) of which CDN$18,571,000 (US$11,867,000) was paid during the year and the balance of CDN$12,494,000 (US$7,983,000) is to be paid in installments over the next two years. The plaintiffs surrendered 1,014,570 shares of the Company.

1.3 In January 2003, CINAR Education, Inc., a wholly owned subsidiary of the Company, sold substantially all the assets of Twin Sisters Productions, Inc. for US$1,500,000 to an entity controlled by the founders of Twin Sisters Productions, Inc. The Corporation simultaneously settled all outstanding litigation claims against it by the founders of Twin Sisters Productions, Inc.

2. In November 2002, Telefilm Canada lifted its suspension from access to Telefilm Canada financing.

3. Operating results improved significantly in fiscal 2002.

SELECTED CONSOLIDATED RESULTS OF OPERATIONS

[In thousands of dollars]

	Education		Entertainment		Total
	2002	2001	2002	2001	2002	2001
Revenues	98,881	89,149	42,211	43,494	141,092	132,643
Cost of sales	47,336	43,928	23,421	40,567	70,757	84,495
Gross margin	51,545	45,221	18,790	2,927	70,335	48,148
Selling, general & administrative	32,447	29,746	15,367	22,326	47,814	52,072
Foreign exchange	-	-	(1,925)	(4,582)	(1,925)	(4,582)
Operating income (loss)	19,098	15,475	5,348	(14,817)	24,446	658

Consolidated revenues increased by 6.4% made up of a 10.9% increase in Education revenues and an 2.9% decrease in Entertainment revenues.

Education revenues continued to experience significant growth in each of CINAR Education’s component businesses.

Entertainment revenues consist of $20.5 million of current production activities and $21.7 million of revenues derived from the Company’s existing film library. This compares to $18.4 million of production revenue and $25.1 million of library revenue for fiscal 2001.

The production revenue largely resulted from the delivery of four television series and one television special: Caillou®, Arthur®, Mona the Vampire™, Simon in the Land of Chalk Drawings™ and Arthur® It’s Only Rock n ’Roll (Special). Included in its production revenues are $4.5 million of government incentives earned under Canadian and provincial production and production service tax credit programs. This compares to $5.1 million of similar government incentive revenues recorded in 2001.

Production revenue of $3.3 million was recorded in 2002 related to productions executed in prior years where the related film costs had been written off and the revenue not recognized because of collection uncertainty. The amount was collected in the fourth quarter of fiscal 2002.

Library sales decreased from $25.1 million in 2001 to $21.7 million in fiscal 2002 largely due to the reduction in production investments in recent years.

Consolidated gross margin increased 46% from $48.1 million in fiscal 2001 to $70.3 million in fiscal 2002.

Education gross margin increased 14% from $45.2 million to $51.5 million or 52.1% of revenues compared to 50.7% of revenues in 2001. The improvement in Education margin is largely attributable to the introduction of new products with better margins and sourcing improvements.

Entertainment gross margin increased from $2.9 million in 2001 to $18.8 million in 2002.The improvement is largely attributable to the following:

• Participation costs, a component of cost of sales, which represent our partners’ share of revenues recognized, was adjusted in 2002 by $3.8 million (reduction in cost of sales) as a result of overestimates made in prior years.

• As a result of the restructuring which began in November 2001,the Company significantly reduced its distribution expenses in 2002.

• In 2001, based upon management’s revenue estimates as a result of existing conditions, the Company recorded accelerated amortization and write-downs of certain film costs which were not required in 2002.

Consolidated selling, general and administrative expenses decreased 8.2% from $52.1 million in 2001 to $47.8 million in 2002. Selling, general and administrative expenses related to Education increased 9.1% from $29.7 million to $32.4 million, which is in line with the increase in revenues experienced by CINAR Education. Selling, general and administrative expenses related to Entertainment decreased by $7 million or 31.2%. The significant decrease can be attributable to the following:

• The restructuring, which began in 2001,resulted in significant expense reductions in 2002.

• Aggressive collection efforts resulted in the recovery of amounts, which had been provided for in prior years.

The Company realized a $1.9 million foreign exchange gain in fiscal 2002 essentially due to the strengthening of the US dollar relative to the Canadian dollar. This compares to a $4.6 million foreign exchange gain in 2001.

Thus, consolidated operating income increased from $0.7 million in 2001 to $24.4 million in 2002.

Amortization of fixed assets decreased from $2.9 million in 2001 to $2.3 million in 2002 attributable primarily to the closure of our European operations.

Amortization of goodwill was $3.5 million in line with the amount recorded in 2001.

The Company recorded $0.6 million of interest income on its cash balance and marketable securities.

During 2002, the Company experienced a number of unusual items that, in the aggregate, resulted in non-recurring charges of $3.2 million compared to $23.9 million recorded in 2001. The details of these unusual items are explained in note 15 of the consolidated audited financial statements.

The Company recorded earnings of $15.9 million before the class action settlement in 2002 compared to a loss of $30.8 million in 2001.

The courts in Canada and in the United States approved the settlement of the class actions brought against the Company. The Company’s contribution to the settlement was $23.8 million and was recorded as a charge in the consolidated statement of operations.

The Company’s share of earnings from its 20% equity investment in TELETOON® increased 25.7% from $2.1 million in 2001 to $2.6 million in 2002. This can be attributed to the continued success of the specialty animation channels, which again recorded record levels of revenue and earnings in 2002.

The Company recorded a provision for income taxes of $5.3 million in 2002 compared to $3.4 million in 2001. A tax provision was recorded mainly as a result of net income earned in its US-based Education Division and unrecoverable withholding taxes payable in foreign jurisdictions on its Entertainment revenues.

The Company recorded a gain of $4 million from discontinued operations. The Company had recorded a provision for closing costs related to terminating the operation of its Multimedia Division. Since Multimedia was sold in 2002, the Company was not required to incur closing costs thus it reversed the provision taken in 2001.

The Company recorded a net loss of $6.5 million or $0.16 per share for the year ended November 30, 2002 including the impact of the gain from discontinued operations compared to a net loss of $42 million or $1.02 per share for the year ended November 30, 2001. The loss per share was calculated based on a weighted average number of shares outstanding of 40.2 million.

LIQUIDITY AND FINANCIAL RESOURCES

As at November 30, 2002, the Company had $62 million in cash and short-term money market investments, excluding amounts due from Globe-X Management Limited. Aggressive collection efforts permitted a 22.6% reduction in accounts receivable. Accounts receivable are net of a provision of $11.7 million or 25.7% of gross receivables.

Significant efforts were made to bring our reporting up-to-date with the federal and provincial governments related to tax credit and income taxes receivable. These amounts are presently being audited by the relevant tax authorities.

The Company has no bank debt but has $12.5 million of notes payable over the next two years pursuant to the settlement agreements with certain executive officers of Carson-Dellosa Publishing Company, Inc. and HighReach Learning, Inc.

Despite a net loss of $6.5 million essentially due to the class action settlement, the Company generated $32.8 million of cash from operating activities. $18.6 million was used to pay part of the settlement agreements with certain officers of Carson-Dellosa Publishing Company, Inc. and HighReach Learning, Inc.

RISK AND UNCERTAINTIES

The Company has settled a number of significant litigations in the past year, however, the Company is still subject to litigation as described in note 20 to the consolidated financial statements. If the Company is unsuccessful in defending these claims, the liabilities which may arise therefrom, may have a material effect on the consolidated financial statements.

We believe that the tax credits and income taxes receivables are due, however, a portion of these claims have not yet been assessed by the relevant tax authorities and remain subject to tax reviews.

A significant portion of the Company’s foreign sales in the Entertainment Division is denominated in US dollars. The Company therefore could be affected by fluctuation in the US dollar.

It is important to note that given the significant reduction in production investments in recent years (2002 - $7.7 million; 2001 -$15.2 million; 2000 - $45 million; 1999 - $74 million) the level of library sales realized in recent years may not be sustainable in the future.

The Company recently decided to diversify its Entertainment Division through the creation of a Live Entertainment Division. This division will be fully operational in 2004. While profits are planned, the ultimate profitability of the new venture is uncertain.

OUTLOOK

The Entertainment environment for children’s programming continues to be challenging and, in the short term, we continue to adopt a conservative production strategy to focus on key brands. We will also adopt a conservative approach regarding the creating of new television brands. At the same time, our Education Division continues to perform well and we expect that the trend will continue in 2003.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect us. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Auditors’ Report

To the shareholders of CINAR Corporation:

We have audited the consolidated balance sheets of CINAR Corporation as at November 30, 2002 and 2001 and the consolidated statements of operations, deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30,2002 and 2001 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements for November 30,2000 presented herein were not audited and accordingly, we express no opinion thereon.

“Richter, Usher & Vineberg” (signed)

Richter, Usher & Vineberg Chartered Accountants General Partnership

Montreal, Canada

February 3, 2003

(Except for note 22-b, which is dated February 11, 2003)

Management’s Responsibility for Financial Reporting

The consolidated financial statements of CINAR Corporation and financial information contained in the Annual Report are the responsibility of management. This responsibility is based on a judicious choice of accounting procedures and principles, the application of which requires the informed judgment of management. The consolidated financial statements were prepared according to generally accepted accounting principles in Canada and were approved by the Board of Directors. In addition, the financial information included in the Annual Report is consistent with that in the consolidated financial statements.

CINAR Corporation maintains accounting and administrative control systems which, in the opinion of management, ensure reasonable accuracy, relevance and reliability of financial information and well-ordered, efficient management of the Company’s affairs.

The Board of Directors is responsible for approving the consolidated financial statements included in the Annual Report, primarily through its Audit and Risk Management Committee. This Committee, which holds periodic meetings with members of management as well as external auditors, reviewed the consolidated financial statements of CINAR Corporation and recommended their approval to the Board of Directors.

The enclosed consolidated financial statements were audited by Richter, Usher & Vineberg, Chartered Accountants, and their report indicates the extent of their audit and their opinion on the consolidated financial statements.

“George Rossi” (signed)

George Rossi,CA

Senior Vice-President and CFO

Consolidated Balance Sheets

As at November 30

[In thousands of Canadian dollars]

	2002	2001
	$	$

ASSETS

Cash	2,517	12,085
Short-term money market investments [note 4]	59,435	35,471
Amounts due from Globe-X Management Limited [net of allowance
for uncollectible amounts of $55,331;2001 - $57,966] [note 5]	-	1,454
Accounts receivable [net of allowance for doubtful
Accounts of $11,664;2001 - $14,472]	33,718	43,544
Related party receivables [net of allowance for uncollectible
Amounts of $29,145;2001 - $29,168] [note 6]	-	-
Tax credits and income taxes receivable	35,780	38,454
Inventories [note 7]	14,624	13,290
Film costs and acquired film libraries [note 8]	10,961	24,847
Fixed assets [note 9]	4,427	5,642
Goodwill	88,182	92,167
Other assets [note 10]	7,622	6,211
	257,266	273,165

See accompanying notes

Consolidated Balance Sheets [Continued]

As at November 30

[In thousands of Canadian dollars]

	2002	2001
	$	$

LIABILITIES AND SHAREHOLDERS’EQUITY

Liabilities:
Accounts payable and accrued liabilities	65,852	50,248
Deferred revenue	2,315	7,127
Future income taxes	4,888	3,417
Notes payable [note 11]	12,494	-
Total liabilities	85,549	60,792

Shareholders’ equity:
Capital stock [note 12]
Issued and outstanding
5,233,402 Variable Multiple Voting (Class A) shares and
34,735,998 Limited Voting (Class B) shares;	487,128	501,182
[2001 – 5,233,402 Variable Multiple Voting (Class A) shares and
35,750,568 Limited Voting (Class B) shares]
Cumulative translation adjustment	1,883	4,191
Deficit	(317,294)	(293,000)
Total shareholders’ equity	171,717	212,373
	257,266	273,165

See accompanying notes

Consolidated Statements of Deficit

Years ended November 30

[In thousands of Canadian dollars]

	2002	2001	2000
			[Unaudited]
	$	$	$

Balance, beginning of year	(293,000)	(250,977)	(188,393)
Repurchase of shares on settlement agreement [note 21-b]	(17,745)	-	-
Net loss	(6,549)	(42,023)	(62,584)
Balance, end of year	(317,294)	(293,000)	(250,977)

See accompanying notes

Consolidated Statements of Operations

Years ended November 30

[In thousands of Canadian dollars except per share amounts]

	2002	2001	2000
			[Unaudited]
	$	$	$

Revenues [note 14]	141,092	132,643	144,303
Cost of sales	70,757	84,495	88,809
Gross margin	70,335	48,148	55,494

Expenses
Selling, general and administrative	47,814	52,072	56,343
Foreign exchange	(1,925)	(4,582)	(2,734)
	45,889	47,490	53,609

Operating income before the following items	24,446	658	1,885
Amortization of fixed assets	2,337	2,921	2,641
Amortization of goodwill	3,542	3,480	3,774
Interest	(559)	1,132	2,392
Unusual items [note 15]	3,189	23,924	53,794
Earnings (loss) before the following items	15,937	(30,799)	(60,716)
Class action settlement [note 21-a]	(23,784)	-	-
Share of net earnings of equity investment	2,630	2,092	1,445
Loss before income taxes	(5,217)	(28,707)	(59,271)
Provision for income taxes [note 16]	5,312	3,390	574
Net loss from continuing operations	(10,529)	(32,097)	(59,845)
Discontinued operations [note 3]	3,980	(9,926)	(2,739)
Net loss	(6,549)	(42,023)	(62,584)

Loss per Variable Multiple Voting (Class A) Share
and Limited Voting (Class B) Share [note 17]

Basic, from continuing operations	($0.26)	($0.78)	($1.46)
Basic, from discontinued operations	$0.10	($0.24)	($0.07)
Basic	($0.16)	($1.02)	($1.53)

Weighted average number of
Variable Multiple Voting (Class A) shares and
Limited Voting (Class B) shares outstanding	40,195,271	40,983,970	40,982,342

See accompanying notes

Consolidated Statements of Cash Flows

Years ended November 30

[In thousands of Canadian dollars]

	2002	2001	2000
			[Unaudited]
	$	$	$

OPERATING ACTIVITIES
Net loss	(6,549)	(42,023)	(62,584)
Items not affecting cash:
Amortization	5,879	6,401	6,415
Film costs and acquired film libraries
amortization and write-downs	21,545	23,950	42,651
Write-off of goodwill	-	13,687	-
Write-off of net assets of discontinued operations	-	10,422	-
Share of net earnings of equity investment,
net of dividends received of $1,147
(2001 - $1,090;2000 - $860)	(1,483)	(1,002)	(585)
Write-down of investment in Lightspan	-	-	30,905
Gain on sale of investment	-	(100)	-
Increase (decrease) in allowance for Globe-X	(2,635)	(5,362)	296
Future income taxes	1,632	1,018	298
	18,389	6,991	17,396
Decrease (increase) in accounts receivable	9,826	24,855	(5,373)
Decrease (increase) in tax credits
and income taxes receivable	2,674	(5,873)	(5,959)
Decrease (increase) in inventories	(1,334)	1,010	(1,710)
Additions to film costs	(7,659)	(15,235)	(45,039)
Increase (decrease) in trade payables and accrued
liabilities and related party receivables	19,584	16,982	(11,560)
Decrease in deferred revenue	(4,812)	(7,139)	(2,225)
Decrease in other assets	71	54	1,095
Discontinued operations	(3,980)	-	3,070
Cash provided by (used in) operating activities	32,759	21,645	(50,305)

FINANCING ACTIVITIES
Repayment of term debt	-	(39,936)	(10,197)
Issue of capital stock	-	-	308
Repurchase of shares on settlement agreement	(18,571)	-	-
Cash used in financing activities	(18,571)	(39,936)	(9,889)

INVESTING ACTIVITIES
Business acquisitions	-	-	(13,491)
Bank indebtedness assumed
on acquisitions	-	-	(972)
Proceeds on sale of business	-	305	-
Sale of rights to Bonneville/Leucadia libraries	-	-	1,585
Increase in marketable securities	-	-	(6,733)
Repayments from Globe-X	3,795	6,769	94,575
Increase in investment in Lightspan	-	-	(15,672)
Additions to fixed assets	(1,122)	(1,203)	(2,482)
Cash provided by investing activities	2,673	5,871	56,810

Consolidated Statements of Cash Flows [Continued]

Years ended November 30

[In thousands of Canadian dollars]

	2002	2001	2000
			[Unaudited]
	$	$	$

TRANSLATION ADJUSTMENT	(2,465)	(1,943)	4,559

Increase (decrease) in cash and cash equivalents	14,396	(14,363)	1,175
Cash and cash equivalents, beginning of year	47,556	61,919	60,744
Cash and cash equivalents, end of year	61,952	47,556	61,919

Cash and cash equivalents are comprised of:
Cash	2,517	12,085	7,154
Less cash from discontinued operations	-	-	(2,068)
Short-term money market investments	59,435	35,471	56,833
	61,952	47,556	61,919

Interest paid	701	2,070	4,667
Income taxes paid	742	5,205	3,183
Participation costs paid	3,290	6,127	3,374

See accompanying notes

Notes to Consolidated Financial Statements

November 30, 2002 and 2001 [In Canadian dollars]

[Information relating to 2000 is not audited]

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

The Company’s business is organized into two operating divisions: CINAR Entertainment and CINAR Education. CINAR

Entertainment develops, produces, markets and distributes high-quality, non-violent programming in over 150 countries. It is also involved in the exploitation of the ancillary rights to its properties including music, video and merchandising rights. CINAR Education develops, produces, markets and distributes supplemental education products for children, families and educators.

The consolidated financial statements include the accounts of CINAR Corporation and its subsidiaries from the dates of their acquisition or inception of operations. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).The Company’s significant accounting policies conform in all material respects with United States generally accepted accounting principles (“US GAAP”),except as described in note 24.

The preparation of financial statements in conformity with Canadian and US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates used by management in the preparation of these financial statements relate to the accounting for film costs (see note 2),tax credits and income taxes receivable, allowance for doubtful accounts, amounts due from Globe-X Management Limited (see note 5) and related party receivables (see note 6).

2. SIGNIFICANT ACCOUNTING POLICIES

Inventories

Inventories consist primarily of printed education materials, audio products and science kits, and are valued at the lower of cost (first-in, first-out method) and net realizable value.

Film costs and acquired film libraries

Effective December 1, 2001, the Company adopted the new recommendations of the American Institute of Certified Public Accountants (AICPA) Accounting Standards Executive Committee (AcSEC) Statement of Position 00-2, Accounting for Producers or Distributors of Films. The Statement of Position 00-2 replaces the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No.53, Financial Reporting by Producers and Distributors of Motion Picture Films. The application of the new recommendations did not have a material impact on the Company’s financial position or statement of operations and were not applied retroactively as retroactive application was not required.

The Company capitalizes and amortizes production costs and acquired film libraries using the individual film forecast method. Production costs, net of government assistance and financial partners’ contributions, and the costs of acquired film libraries are amortized in the proportion that the revenues recognized in the year bear to management’s estimate of the total revenues expected over the life of the production. For episodic television series, until estimates of secondary market revenue can be established, capitalized costs for each episode produced are limited to the amount of revenue contracted for each episode. Costs in excess of this revenue amount are expensed as incurred.

Film costs in process represent the accumulated costs of productions which are not yet complete.

For episodic television series, estimated total revenues include only those amounts to be earned over a period not to exceed ten years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode, if later. For acquired film libraries, estimated total revenues include only those amounts to be earned over a period not to exceed twenty years from date of acquisition of the library. For all other productions, estimated total revenues include only those amounts to be earned over a period not to exceed ten years from the date of initial release. Revenue estimates on a production-by-production basis are reviewed periodically by management and are revised, if warranted, based on management’s appraisal of current market conditions. Estimated total revenues include amounts related to the secondary market for episodes produced only if the Company can demonstrate through its experience or industry norms that the number of episodes already produced plus those for which a firm commitment exists and the Company expects to deliver can be licensed successfully in the secondary market.

When an event or change in circumstances indicates that the unamortized cost of a production, including acquired film libraries, exceeds the net recoverable amount, the carrying value of such productions are written down to their net recoverable amount. The fair value of productions is determined by management on a title-by-title basis using its future revenue estimates and a discounted cash flow approach.

Amortization and write-down of film costs are included in cost of sales.

Fixed assets

Fixed assets are amortized on the diminishing balance basis at the following rates:

Furniture and fixtures	20%
Equipment	30%
Computer equipment	30%

Leasehold improvements are amortized on the straight-line basis over the terms of the leases.

Investments

The Company accounts for its investments in which it exercises significant influence using the equity method. Other investments are accounted for using the cost method.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets of acquired businesses and, in the case of goodwill related to acquisitions prior to July 1, 2001, is amortized on a straight-line basis over a period up to 30 years.

The Canadian Institute of Chartered Accountants (“CICA”) recently issued Handbook Sections 1581,“Business Combinations” and 3062,“Goodwill and Other Intangible Assets”. Effective July 1 2001, the standards require that all business combinations be accounted for using the purchase method. Additionally, goodwill and intangible assets with an indefinite life acquired after July 1, 2001 are not amortized to earnings. Goodwill and intangible assets with an indefinite life are reviewed annually for impairment or whenever events or circumstances provide evidence that suggest that the carrying amount of goodwill and intangible assets with an indefinite life may not be recoverable. The Company assesses the recoverability of goodwill and intangible assets with an indefinite life by determining whether the carrying amount of goodwill and intangible assets can be recovered through undiscounted future cash flows.

For the year ended November 30, 2001, management had determined that a goodwill write-down of $13,687,000 was required for its investment in Twin Sisters Productions, Inc.

Commencing December 1, 2002, the Company will adopt the provisions of Handbook Sections 1581 and 3062 and will no longer amortize any goodwill or intangible assets with an indefinite life. An annual impairment test will be performed on goodwill and intangible assets with an indefinite life.

Revenue recognition

Revenues from television, licensing, distribution rights, financial partners’ contributions and government production investments are recognized when the television program is accepted by the licensee, the license period has begun and there is reasonable assurance regarding collectibility thereof. Revenues derived from the sale of inventoried products are recognized when the products are shipped. Amounts received, which have not yet met the above criteria to be recognized as revenue, are recorded as deferred revenue.

Revenues from government incentives earned under the Canadian and provincial production and production service tax credit programs are recorded as revenue in proportion to the related film cost expenditures being incurred. Film costs are amortized and included in the Company’s cost of sales as these tax credits are recognized as revenue.

Income taxes

In 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for income taxes. Under the new recommendations, the liability method is used whereby future tax assets and liabilities are determined based on differences between the carrying amount and the tax basis of assets and liabilities. Future income tax assets and liabilities are measured using the enacted tax rates that will be in effect when these differences are expected to reverse. Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the assets will be realized.

These provisions have been applied retroactively without restatement of prior period financial statements. Previously, the Company used the deferral method of accounting for income taxes. This change had no effect on the net loss for the year ended November 30, 2001.

No income taxes have been provided for the repatriation of earnings of foreign subsidiaries.

Stock-based compensation plans

Employee stock-option plan

The Company follows the intrinsic value based method to account for stock-options; consequently no expense is recognized when stock options are granted since the exercise price is equal to the market price at the grant date. Any consideration paid by employees on exercise of the stock options is credited to capital stock.

Performance Unit Plan

In 2002, the Company introduced a stock appreciation rights plan (SAR), called the Performance Unit Plan, described in note 12. The Company follows the intrinsic value based method to account for the performance units. As a result, an expense is recognized for the appreciation in value of the performance unit based on the number of units outstanding in the period appreciation occurs, once the performance criteria is achieved. The offsetting credit is recorded as a liability until the units are exercised.

Foreign currency

Assets and liabilities of the Company’s foreign subsidiaries classified as integrated and foreign currency denominated assets and liabilities of Canadian operations are translated into Canadian dollars at the exchange rates in effect at the balance sheet date for monetary items and at exchange rates in effect at the transaction dates for non-monetary items. Revenues and expenses are translated at average rates prevailing during the year, except for amortization and inventories which are translated at exchange rates prevailing when the related assets were produced or acquired. Gains and losses arising from the fluctuations in exchange rates are reflected in earnings.

The accounts of the Company’s foreign subsidiaries classified as self-sustaining are translated using the current rate method, whereby the assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the year. Translation gains and losses are deferred and included as a separate component of shareholders’ equity.

The cumulative translation adjustment in shareholders’ equity represents the net unrealized foreign currency translation gain or loss on the Company’s net investment in self-sustaining operations. The net change in the balance for 2002 is primarily due to fluctuations in the exchange rate in respect of the US and Canadian dollars.

3. DISCONTINUED OPERATIONS

The Company, in its financial statements for the year ended November 30, 2001, estimated and recorded a provision for all costs related to terminating the operations of CINAR Multimedia. On May 7, 2002, the Company divested of its interest for a nominal consideration. As a result, the Company reevaluated its provision requirements resulting in $3,980,000 being recorded as income from discontinued operations in the financial statements for the year ended November 30, 2002.

	2002	2001	2000
			[Unaudited]
[In thousands]	$	$	$

Revenues	-	4,571	6,176

Net loss from operations	-	(5,290)	(2,739)
Gain (loss) on disposal and closing costs	3,980	(4,636)	-
Gain (loss) from discontinued operations	3,980	(9,926)	(2,739)

As at November 30,2001,the carrying value of the multimedia division’s net assets were as follows:

[In thousands]	$

Liabilities under discontinued operations	4,636

4. SHORT-TERM MONEY MARKET INVESTMENTS

On November 30, 2002 and 2001, short-term money market investments are carried at cost, which approximates market value at that date. The November 30,2002 and 2001 portfolios consist entirely of short-term securities deposited with Canadian and US financial institutions with yields ranging from 1.18% to 2.6% per annum (2.0% to 2.02% for 2001) and maturing no later than January 14, 2003.

5. AMOUNTS DUE FROM GLOBE-X MANAGEMENT LIMITED

Prior to March 2000, the Company had invested funds with Globe-X Management Limited (“Globe-X”), a Bahamian investment management company, without the approval of the Company’s Board of Directors. Globe-X invested the Company’s funds in high grade marketable securities which were subsequently pledged in support of loans, the proceeds of which were invested in short term notes of Globe-X Canadiana Limited (“GXC”), an offshore investment company. As at November 30,2002, $55,331,000 (US$35,355,000) remained invested with Globe-X. The Company is uncertain of the probability and timing of the receipt of the remaining funds invested with Globe-X and, accordingly, has provided for all amounts not yet received as at the date of these financial statements, as follows:

	2002	2001
[In thousands]	$	$

Amounts due from Globe-X	55,331	59,420
Allowance for uncollectible amounts	(55,331)	(57,966)
	-	1,454

The amount due from Globe-X of $55,331,000 at November 30, 2002 reflects the receipt of $18,780,000 (US$12,000,000) which was received from a company affiliated with Globe-X and for which Globe-X has stated represented a partial repayment of the funds invested by the Company with Globe-X. The Company, however, reserves the right to assert that this amount does not constitute a payment in reduction of the indebtedness of Globe-X and reserves the right to make a claim with respect thereto which it deems appropriate (see notes 6 and 15).

6. RELATED PARTY RECEIVABLES

The related party receivables balance of $29,145,000 (2001 - $29,168,000) comprises amounts owing by certain former directors and officers of the Company and entities controlled by these individuals. As at November 30, 2002 and 2001, the Company recorded an allowance against the full amount of the related party receivables. This amount, including fluctuations arising due to changing foreign exchange rates, has been included in the Company’s statement of operations for the years ended November 30, 2002, 2001 and 2000 as an unusual item (see note 15).

Included in the related party receivables is an amount of $18,780,000 (US$12,000,000) in respect of which there are conflicting claims. For the purposes of these financial statements, the Company has treated this amount as being owed by related parties. If the assertions of the related parties are ultimately determined to be upheld, this would have the effect of reducing the related party receivables by $18,780,000 (US$12,000,000) and increasing the amounts due from Globe-X Management Limited by the same amount (see note 5).

7.	INVENTORIES

		2002	2001
[In thousands]		$	$

Finished goods		12,995	11,477
Work-in-process		1,629	1,813
		14,624	13,290

8. FILM COSTS AND ACQUIRED FILM LIBRARIES

	2002	2001
[In thousands]	$	$

Released, net of accumulated amortization and write-downs	4,311	15,429
In process	2,013	2,985
Acquired film libraries, net of accumulated amortization and write-downs	4,637	6,433
	10,961	24,847

The Company has an interest in and continues to earn revenues from productions which have been fully amortized in prior years and which have no carrying value in these financial statements.

The Company expects that 47% of the costs of programs produced and 26% of the costs of programs acquired, net of amortization, will be amortized during the year ending November 30, 2003. The Company expects that 85% of the costs of programs produced, net of amortization and write-downs, will be amortized during the three-year period ending November 30, 2005. The remaining amortization period for acquired film libraries at November 30, 2002 is seven years. The Company expects to pay approximately $6,500,000 of accrued participation liabilities during the year ending November 30, 2003.

9. FIXED ASSETS

		Accumulated
	Cost	Amortization	Net
[In thousands]	$	$	$

2002
Furniture and fixtures	2,153	1,564	589
Equipment	10,177	7,545	2,632
Computer equipment	6,019	4,881	1,138
Leasehold improvements	3,230	3,162	68
	21,579	17,152	4,427

2001
Furniture and fixtures	2,879	1,738	1,141
Equipment	8,814	5,994	2,820
Computer equipment	5,701	4,291	1,410
Leasehold improvements	3,209	2,938	271
	20,603	14,961	5,642

10. OTHER ASSETS

		2002	2001
[In thousands]		$	$

Investment in Lightspan,net of write-down of $30,905,000
[see note 15]		3,267	3,267
Investment in the animation cable channel,TELETOON®,
accounted for by the equity method		4,355	2,873
Other		-	71
		7,622	6,211

In the normal course of its operations, the Company enters into sales transactions with TELETOON®, of which it owns a 20% equity interest. These transactions with this related party are measured at the exchange amount which is the amount of the consideration established and agreed to by the parties. The following table summarizes these transactions for 2002, 2001 and 2000.

	2002	2001	2000
			[Unaudited]
[In thousands]	$	$	$

Revenues	1,866	2,739	4,260
Dividends	1,147	1,090	860
Amounts due from TELETOON®	1,546	3,862	3,999

11. NOTES PAYABLE

In the settlement agreements with certain executive officers of Carson-Dellosa Publishing Company, Inc. and HighReach Learning, Inc. (see note 21-b), the Company agreed to pay seven plaintiffs an aggregate amount of US$19,850,000 (CDN$31,800,000) of which US$11,867,000 (CDN$18,571,000) has been paid and the balance, in the form of notes payable, is to be paid in two equal annual installments at interest rates ranging from 6.0% to 6.5% per annum. The notes payable are secured via pledge of shares of CINAR Education, Inc., a wholly-owned subsidiary, having a book value of approximately CDN$42,000,000. In addition, the settlement agreements place restrictions on the repatriation of funds from CINAR Education, Inc. to the Company.

12. CAPITAL STOCK

Authorized

The Variable Multiple Voting Shares (also referred to as Class A shares) and Limited Voting Shares (also referred to as Class B shares) are mandatorily or optionally convertible one into the other under certain conditions, on a one-for-one basis. Except for voting, conversion and certain rights with respect to dividends, the Variable Multiple Voting Shares and Limited Voting Shares have the same rights.

Voting rights

The holders of Variable Multiple Voting Shares and Limited Voting Shares are entitled to receive notice of, to attend and to vote at all meetings of shareholders on the basis of ten votes per share (or such greater number of votes as provided for pursuant to a formula set out in the articles of the Company) and one vote per share respectively.

The authorized capital of the Company throughout 2001 and 2002 was as follows: An unlimited number of the following classes of shares without par value:

• Preferred Shares, issuable in series, the characteristics of which are to be determined by the Board of Directors;

• Variable Multiple Voting Shares; and

• Limited Voting Shares.

On or about March 10,2000,the Toronto Stock Exchange (“TSE”) and the NASDAQ Stock Market (“NASDAQ”) suspended trading of the Company’s shares pending receipt of additional information from the Company, including the completion of the November 30, 1999 audited financial statements. The trading halt was issued due to the reported findings of the reviews undertaken by the Company and its Audit Committee, which indicated that previously reported audited financial results for the years ended November 30, 1998 and 1997 would likely need to be restated and that the financial statements reported for the first three quarters of fiscal 1999 would also need to be restated. On August 2, 2000, the Company’s securities were delisted from the NASDAQ. On August 29, 2000, the TSE suspended trading of the Company’s Variable Multiple Voting Shares and Limited Voting Shares and they were subsequently delisted on August 29, 2001.

The Quebec Securities Commission (Commission des valeurs mobilières du Québec) and other Canadian securities regulatory authorities have issued cease-trade orders in respect of the securities of the Company, prohibiting trading in respect thereof. No assurance can be given as to when, if ever, and under what conditions these orders may be lifted and the shares of the Company may once again be listed for trading on an organized market.

Issued

The issued capital stock is as follows:

	Number of Shares		Stated Capital ($)
	Variable Multiple	Limited Voting	Variable Multiple	Limited Voting
	Voting Shares	Shares	Voting Shares	Shares

Balance, November 30,2001	5,233,402	35,750,568	4,651,536	496,530,464

Redemption of shares pursuant to
settlement agreement [note 21-b]	-	(1,014,570)	-	(14,054,534)
Balance, November 30,2002	5,233,402	34,735,998	4,651,536	482,475,930

Employee stock option plan

The Company maintains a stock option plan for employees and directors of the Company and its subsidiaries (the “Plan”) under which the Company may issue up to 4,054,382 Limited Voting Shares. An option entitles the holder to purchase one share at a subscription price of not less than the average of the daily high and low prices of the Limited Voting shares during the five-day period ending on the last trading day preceding the granting of the option. The options vest at the rate of 20% at the time of granting and 20% per annum over the following four years and shall be exercisable for a period not exceeding 10 years. As a result of the various outstanding cease-trade orders affecting the Company, the Board of Directors cannot currently grant any options to acquire shares of the Company to any person nor can the Company issue any shares upon an exercise of such options.

As at November 30, 2002, the following options were outstanding:

	Number of options	Exercise price	Expiry date

Variable Multiple Voting	Limited Voting
-	47,450	$25.50	June 26,2003
420,000	420,000	$2.75	September 1,2003
-	173,000	$31.00	February 3,2004
-	31,500	$37.00	April 20,2004
420,000	671,950

The continuity of the outstanding stock options is as follows:

		2002		2001
	Variable Multiple Voting	Limited Voting	Variable Multiple Voting	Limited Voting

Balance,beginning of year	420,000	1,114,000	420,000	1,504,050
Granted	-	-	-	-
Exercised	-	-	-	-
Cancelled	-	(442,050)	-	(390,050)
Balance,end of year	420,000	671,950	420,000	1,114,000

Performance Unit Plan

In 2002, the Company adopted a Performance Unit Plan under which units may be granted to employees and  directors of the Company. Under the Performance Unit Plan, an aggregate of 1,000,000 units can be granted. Units have a maximum exercise period of 5 years and the right to exercise generally vests over a 3 year period. At the time of exercise, the value of the Performance Unit must be at least two and a half times the grant price.

A cash payout represents the appreciation in the value of the Performance Unit calculated by the difference between the grant price and value of a Performance Unit prior to the date of the exercise. The value of a Performance Unit equals the initial grant price multiplied by the ratio of the fair market value at the date of exercise divided by the fair market value at the grant date. The fair market value is measured generally at the price at which the Company’s shares trade.

During the year, the Company granted 180,000 units to directors under the Plan at a grant price of $10.00. Since the performance component has not been fulfilled and no units have vested, no expense has been recorded in the current period.

Subsequent to year end, the Company granted an additional 200,000 units to an officer at a grant price of $10.00.

13.

FINANCIAL INSTRUMENTS

Fair value

As at November 30, 2002, the Company’s financial instruments included cash, short-term money market investments, accounts receivable, tax credits and income taxes receivable, accounts payable and accrued liabilities and notes payable. The fair value of all of the Company’s financial assets and liabilities were approximately equal to their carrying value at November 30, 2002 and 2001, due to the short-term nature of these instruments.

Credit risk

As detailed in note 5, certain offshore securities were pledged through Globe-X Management Limited (“Globe-X”), a Bahamian investment management company, in support of the purchase of fixed rate commercial paper in Globe-X Canadiana Limited. This investment strategy was not authorized by the Company’s Board of Directors and was immediately ceased in March 2000 when these investment activities were brought to the attention of the Company’s Board of Directors. At the time that the investment strategy was terminated, the total amount of the marketable securities that were pledged was approximately US$122 million. As a result of the structure of the unauthorized investments, the Company was unable to recover all of its invested funds.

The Company and Globe-X entered into a formal agreement in October 2000 outlining a repayment schedule for the funds that remained invested in Globe-X. As at the date of these financial statements, Globe-X was in default of this agreement and the Company had recorded an allowance of $55,331,000 to fully reserve against all uncollected funds (see note 5).In addition, as a result of the risks associated with the collection of these amounts, the Company has not accrued approximately US$9,295,000 (2001 - US$7,629,000) of interest earned up to November 30, 2002 under its agreement with Globe-X. Any interest collected will be credited to income in such period.

Foreign exchange risk

A significant portion of the transactions entered into by the Company are denominated in foreign currencies, particularly the US dollar. The Company does not enter into foreign currency forward contracts to hedge its position in these transactions and is exposed to the risks resulting from the fluctuation in value of the Canadian dollar against these foreign currencies. As described in note 2, the foreign exchange gains and losses resulting from the translation of foreign currency denominated transactions of the Canadian operations are included in earnings.

14. REVENUES

Revenues include the following:

	2002	2001	2000
			[Unaudited]
[In thousands]	$	$	$

Canadian refundable tax credits	892	2,177	2,218
Provincial refundable tax credits	3,593	2,895	5,194
Government production investments	-	-	1,150

As at November 30, 2002, tax credits receivable related to the current year amount to $4,485,000 (2001 - $5,072,000). Tax credits received during the year amounted to $Nil (2001 - $Nil).

15. UNUSUAL ITEMS

	2002	2001	2000
			[Unaudited]
[In thousands]	$	$	$

Write-off of Twin Sisters Productions, Inc. goodwill	-	13,687	-
Restructuring costs	-	9,769	-
Professional fees	3,727	5,254	14,035
Interest and penalties	1,560	2,118	7,373
Write-down of investment in FIDEC	-	50	-
Recovery of uncollectible amounts due from
Globe-X Management Limited	(2,358)	(6,769)	(2,363)
Write-down (gain on sale) of investment in SMEC	-	(100)	649
Allowance for (recovery of) uncollectible amounts due
From related parties	(23)	(85)	2,665
Write-down of investment in Lightspan	-	-	30,905
Write-down of acquired film libraries	-	-	530
Loss on sale of the assets of Twin Sisters Productions, Inc.	283	-	-
	3,189	23,924	53,794

Write-off of Twin Sisters goodwill

During 2001, Twin Sisters Productions, Inc. experienced operating losses and accordingly the balance of the goodwill associated with the acquisition could no longer be justified. The Company recorded a charge of $13,687,000 in 2001 to write-off the balance of goodwill relating to the Twin Sisters acquisition.

Restructuring costs

During 2001, in an effort to restructure the operations of its Entertainment Division and its corporate head office, the Company undertook a downsizing in its Montreal, London, Ireland and Mexico-based operations. In 2001, the Company accrued $9,769,000 covering salaries, severance costs and employee benefits, certain future rental costs relating to premises that were no longer in use and professional fees relating to the restructuring.

Professional fees

During 2002, 2001 and 2000, the Company engaged the services of external legal and financial advisors to assist it in performing investigations into certain issues relating to tax incentives, previously undisclosed related party transactions and certain unauthorized transactions discovered in the financial records of the Company, as well as to defend the Company against various lawsuits and to assist it in pursuing a potential sale of the Company. For the year ended November 30, 2002, the Company recorded $3,727,000 (2001 - $5,254,000;2000 - $14,035,000) of professional fees in conjunction therewith.

Interest and penalties

In 2002, the Company accrued interest of $1,007,000 related to amounts owing to the Canadian Television Fund related to the decertification by CAVCO (Canadian Audio Visual Certification Office) of certain productions.

The Company accrued interest on the notes payable owing as a result of the settlement agreements with certain executive officers of its subsidiaries, Carson-Dellosa Publishing Company, Inc. and HighReach Learning, Inc. (see Settlements of Contingent Liabilities, note 21-b).

In November 2001, the Company reached an agreement with Telefilm Canada (“Telefilm”) to repay certain amounts received under funding programs administered by Telefilm, related to CAVCO decertification of certain productions. In conjunction with this agreement, the Company agreed to pay interest and penalties relating to such funding received. An amount of $1,000,000 was accrued in 2001, reflecting the full amount of this liability. The Company accrued an additional $1,118,000 in interest and penalties to account for the potential reassessment of the Company’s previously filed corporate tax returns by the Canadian and provincial tax authorities.

In November 2000, the Company reached an agreement with both the Canadian and provincial tax authorities to repay certain tax incentives inappropriately claimed by the Company. In conjunction with this agreement, the Company also agreed to pay interest and penalties related to such tax incentive claims. An amount of $7,373,000 was accrued in 2000, reflecting the full amount of this liability.

Write-down of investment in FIDEC

During 2001, the Company decided to dispose of its investment in FIDEC, a Quebec-based private investment fund. In early 2002, the Company reached an agreement to sell its interest in FIDEC for an up-front consideration of $50,000, plus a contingent amount of up to $42,000, payable in May 2003, based on the performance of the investment over this period. In addition, under the terms of the agreement, the acquiring party agreed to assume the Company’s future funding commitments to FIDEC. The Company has recorded a charge of $50,000 in 2001 to record the loss on disposal of its investment in FIDEC.

Recovery of uncollectible amounts due from Globe-X Management Limited

During 1999, the Company reserved for amounts not yet received from Globe-X as at the date of issue of the November 30, 1999 financial information, totaling $63,032,000. Subsequent thereto, the Company recovered certain amounts from Globe-X related to amounts previously reserved. As such, the Company realized a recovery of $2,358,000 during 2002 (2001 -  $6,769,000; 2000 - $2,363,000) against such provisions.

Write-down (gain on sale) of investment in SMEC

During 2001, the Company sold its interest in SMEC for an aggregate consideration of $305,000 (US$200,000).This resulted in the Company recognizing a gain of $100,000 in 2001 on the disposal of this investment. Prior to the sale, SMEC had incurred losses over the previous several years, which had been accounted for under the proportionate consolidation method. Due to the uncertainty surrounding the viability of the business, the Company had recorded a charge of $649,000 in 2000 to write down the investment to its estimated net recoverable amount.

Allowance for (recovery of) uncollectible amounts due from related parties

As a result of the Company’s internal review of its accounting records, it was determined that there existed previously undisclosed related party transactions between the Company and certain directors and former officers of the Company and entities controlled by these individuals. Due to uncertainty regarding the collection of the resulting amounts owed by these individuals to the Company, the full balance of the related party receivables had been provided for. A $23,000 recovery has been recorded in 2002 to reflect a decrease in this allowance, resulting from a reduction in amounts due from these related parties as a result of fluctuations in foreign exchange rates.

Write-down of investment in Lightspan

As at November 30, 2000, the Company’s US$22,500,000 investment in Lightspan had an aggregate market value of $3,267,000 (US$2,148,000). During 2000, the Company had taken a charge of $30,905,000 to write down the investment in Lightspan to reflect its fair value. No further write-down was required during 2002 and 2001.

Write-down of acquired film libraries

During 2001, a write-down of $15,000,000 was required and was recorded as an adjustment in 2000 and prior periods. Of this amount, $530,000 was applicable to 2000 and, accordingly, was recorded as an unusual item in the Company’s restated statement of operations for 2000.

Loss on sale of the assets of Twin Sisters Productions, Inc.

In 2002, the Company recorded a loss related to the sale, subsequent to year-end, of Twin Sisters Productions, Inc., amounting to $283,000.

16.

INCOME TAXES

Significant components of the provision for income taxes are as follows:

	2002	2001	2000
			[Unaudited]
[In thousands]	$	$	$

Current	3,680	2,372	276
Future	1,632	1,018	298
Total	5,312	3,390	574

The tax effects of temporary differences that give rise to significant portions of the future tax liabilities as at November 30, 2002 and 2001 are as follows:

	2002	2001
[In thousands]	$	$

Deductible temporary differences:
Inventories	441	633
Deferred revenue	355	338
Accrued liabilities	1,219	1,000
Total future tax assets	2,015	1,971

Taxable temporary differences:
Fixed assets	1,881	1,483
Goodwill	5,022	3,905
Total future tax liabilities	6,903	5,388
Net future tax liabilities	4,888	3,417

Variation in income tax rate:

	2002	2001	2000
			[Unaudited]
	%	%	%

Combined basic Canadian federal and provincial
income tax rate (recovery)	(33.9)	(35.9)	(36.9)
(Increase) decrease in the income tax rate resulting from:
Manufacturing and processing profits deduction	-	-	0.3
Income tax surcharge	(1.3)	(1.3)	(1.2)
Difference in tax rates of foreign jurisdictions	90.1	2.5	4.3
Non-deductible reserves	31.7	24.2	26.4
Effect of unrecorded benefit of tax losses carry-forward	16.5	22.0	9.6
Effect of unrecorded benefit of tax losses used	(17.5)	-	-
Share of earnings from equity investment	17.7	2.7	1.0
Miscellaneous	(1.5)	(2.4)	(2.5)
Effective tax rate	101.8	11.8	1.0

The Company has reported tax losses carry-forward as at November 30, 2002 of approximately $16,000,000 for Canadian tax purposes and approximately $15,000,000 for provincial tax purposes. Such tax losses may be applied against taxable income of future years no later than 2008.The income tax returns have not yet been assessed by the income tax authorities. The benefit relating to these tax losses has not been recognized in these consolidated financial statements.

Deductible temporary differences for which no future income tax asset has been recognized amount to approximately $175,000,000 (2001 - $190,000,000).

17.

LOSS PER VARIABLE MULTIPLE VOTING (CLASS A) SHARE AND LIMITED  VOTING (CLASS B) SHARE

Basic loss per share is calculated based on the weighted average number of shares outstanding during the year. The fully diluted loss per share has not been calculated, as it would be anti-dilutive.

18.

CONTRACTUAL OBLIGATIONS

The minimum rentals payable under long-term operating leases with third parties as well as a company owned by a senior officer, exclusive of certain operating costs for which the Company is responsible, are as follows:

	Third Parties	Related
[In thousands]	$	$

2003	2,125	568
2004	1,505	-
2005	1,327	-
2006	1,149	-
2007	855	-
2008-2010	631	-
	7,592	568

Rent expense included in selling, general and administrative expenses is as follows:

	2002	2001	2000
			[Unaudited]
[In thousands]	$	$	$

Third parties	1,031	1,697	1,241
Related	1,590	1,538	964

19.

RELATED PARTY TRANSACTIONS

Rental payments to related parties in 2002, 2001 and 2000, included payments to a company owned by a senior officer and one owned by the founding shareholders. The related party transactions were measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

20.

CONTINGENT LIABILITIES

Contingencies not disclosed or reflected elsewhere in these consolidated financial statements are as follows:

a) On August 8, 2000, the principals of BRB International, S.A. (“BRB”) instituted an action against the Company and certain of its former officers in the Superior Court, District of Montreal, claiming approximately $78 million for breach of contract. BRB has claimed that the Company failed to complete an alleged agreement to purchase 100% of the shares of BRB and its affiliates. The outcome of this claim is currently not determinable; however, if the Company is unsuccessful in defending this claim, the liability which may arise therefrom may have a material effect on these consolidated financial statements.

b) On May 23, 2000, an employee of the Company instituted an action against the Company in the Superior Court, District of Montreal, claiming damages of approximately $1.8 million related to certain stock options in the Company. The outcome of this claim is currently not determinable; however, if the Company is unsuccessful in defending this claim, the liability which may arise therefrom may have a material effect on these consolidated financial statements.

c) On January 16, 2001, counsel to the Company received a letter from counsel to the Company’s co-founders claiming an aggregate of $7,900,000 as at June 30,2000,plus interest. The Company denies this claim; however, if the Company is unsuccessful in defending this claim, the liability which may arise therefrom may have a material effect on these consolidated financial statements.

d) On July 16,1996,an action in damages in the amount of $2,523,000 and requesting the issuance of various orders have been instituted by Claude Robinson and Les Productions Nilem Inc. against the Company and other named defendants based on an alleged illegal plagiarism of Claude Robinson’s work, in a series entitled “Robinson Sucroë”. The outcome of this claim is currently not determinable; however, if the Company is unsuccessful in defending this claim, the Company is insured for the liability which may arise therefrom.

e) In the event of a change of control of the Company whereby the Company would cease to be Canadian or Quebec-controlled as required under applicable legislation or programs, the Company may be required to reimburse tax credits and other government incentives previously received by it. These same requirements could apply to a sale of assets or similar transactions. The amounts of these reimbursements could have a material effect on these consolidated financial statements.

f) On July 12,2002,the Company announced that it had petitioned The Supreme Court of Bahamas for permission to wind-up Globe-X Canadiana Limited and Globe-X Management Limited (collectively “Globe-X”) and to appoint PriceWaterhouseCoopers as liquidator. Such proceedings were granted on September 5,2002 and PriceWaterhouseCoopers was appointed as liquidator. Globe-X subsequently appealed from such decision and such appeal is pending. Subsequent to petitioning the Supreme Court of Bahamas for permission to wind-up Globe-X, the Company petitioned the High Court of Justice on Anguilla for enforcement of the Bahamas winding-up order, or alternatively for a winding-up order in Anguilla, since Globe-X has continued its incorporation under the laws of Anguilla. Globe-X has filed a Defense and Counterclaim in the High Court of Justice of Anguilla claiming damages from the Company aggregating CDN$66 million for alleged breach of contract, defamation and/or malicious falsehood. The Company considers that this Defense and Counterclaim is without merit and that the allegations of Globe-X are baseless. The Company will continue to vigorously pursue its proceedings against Globe-X and the recovery of all amounts owing.

In the normal course of its operations, the Company becomes involved in various legal claims and lawsuits. The Company intends to vigorously defend these claims. While the final outcome with respect to any actions outstanding or pending as at November 30, 2002 cannot be predicted with certainty, it is the opinion of management that, with the possible exceptions outlined above, their resolution will not have a material adverse effect on the Company’s financial position.

21.

SETTLEMENTS OF CONTINGENT LIABILITIES

a) On April 26, 2002, the Company announced that an agreement in principle had been reached to settle the claims against it and certain other defendants in class actions brought in Canada and the United States. The plaintiffs agreed to receive an aggregate of US$25,000,000 in full settlement of the claims against the Company and certain other defendants. The courts in Canada and in the United States approved the settlement on November 25, 2002 and January 21, 2003 respectively. The Company’s contribution to this settlement was approximately US$14,600,000 (CDN$23,784,000) and was recorded as a charge to earnings. The balance of the settlement was paid by others.

b) On May 3, 2002, the Company announced that it had entered into two separate settlement agreements with certain executive officers of its subsidiaries, Carson-Dellosa Publishing Company, Inc.and HighReach Learning, Inc. The settlement agreements provide that the Company will pay seven plaintiffs an aggregate amount of US$19,850,000 (CDN$31,800,000) of which US$11,867,000 (CDN$18,571,000) has been paid to November 30,2002. The balance is to be paid in two equal annual installments at interest rates ranging from 6.0% to 6.5% per annum. The plaintiffs surrendered a total of 1,014,570 shares of the share capital of the Company. The share redemption by the Company has been recorded as a decrease to share capital in the amount of CDN$14,055,000,and an increase in the deficit of CDN$17,745,000.

22.

SUBSEQUENT EVENTS

a) On January 3, 2003, the Company sold substantially all the assets of Twin Sisters Productions, Inc. for US$1.5 million to an entity controlled by the original owners of Twin Sisters Productions, Inc. An estimated loss on this transaction of CDN$283,000 was recorded at November 30, 2002. The Company simultaneously settled all outstanding litigation between the original owners of Twin Sisters Productions and the Company and its management and Directors.

b) The Company has decided to diversify its Entertainment Division and as such, on February 11,2003,the Company entered into an agreement (the “Agreement”) with a company (the “Assignor”) pursuant to which, conditional upon CINAR’s Board being satisfied with certain items set out in the Agreement, CINAR will be acquiring the live touring rights to two properties in the area of family live entertainment. The Agreement provides that, should the Company proceed with the acquisition of the rights to the two properties, the Assignor will participate in 20% of the profits after recuperation of the Company’s costs related to the two properties, and the Company will expend approximately US$6.6 million on the development and production of the properties. An officer of the Company is a shareholder having a significant financial interest in the Assignor, but the officer’s shares are held in a blind trust.

23.

SEGMENTED INFORMATION

The Company’s main business segments are entertainment and education. Results of operations for each segment are as follows:

	Entertainment	Education	Other	Total
[In thousands]	$	$	$	$

2002
Revenues	42,211	98,881	-	141,092
Operating income	5,348	19,098	-	24,446
Earnings before class-action settlement and
share of net earnings of equity investment	2,104	13,833	-	15,937
Class action settlement	-	-	(23,784)	(23,784)
Net earnings (loss) from continuing operations	2,568	10,687	(23,784)	(10,529)
Amortization	795	5,084	-	5,879
Total assets	103,442	153,824	-	257,266
Capital expenditures	218	904	-	1,122

2001
Revenues	43,494	89,149	-	132,643
Operating income (loss)	(14,816)	15,474	-	658
Loss before class-action settlement and
share of net earnings of equity investment	(27,344)	(3,455)	-	(30,799)
Net loss from continuing operations	(27,668)	(4,429)	-	(32,097)
Amortization	1,157	5,244	-	6,401
Total assets	135,248	137,917	-	273,165
Capital expenditures	330	873	-	1,203

The entertainment segment operates mainly in Canada and exports to the United States and other countries. The education segment operates mainly in the United States. Entertainment revenues derived from export sales are as follows:

	2002	2001		2000
			[Unaudited]
[In thousands]	$	$		$
United States	14,425	9,628		19,895
Other	17,815	20,016		21,303
	32,240	29,644		41,198

24.

ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP

Stock-based compensation

The Company applies APB No.25 “Accounting for Stock Issued to Employees” as permitted under SFAS 123 in accounting for its plans. SFAS 123 requires disclosure of the pro forma amounts to reflect the impact if the Company had elected to adopt the fair value method to account for its stock option plan. Accordingly, the Company’s net loss and loss per common share would have been as follows:

	2002	2001	2000
			[Unaudited]
[In thousands]	$	$	$

Net loss per financial statements	(6,549)	(42,023)	(62,584)
Pro forma stock compensation expense, after a nil
income tax effect	(822)	(1,686)	(1,894)
Pro forma net loss under US GAAP	(7,371)	(43,709)	(64,478)
Pro forma basic loss per share under US GAAP	($0.18)	($1.07)	($1.57)

Comprehensive income

In accordance with US GAAP, the Company is required to prepare a distinct statement of comprehensive income. This statement would be as follows:

	2002	2001	2000
			[Unaudited]
[In thousands]	$	$	$

Net loss, as adjusted per US GAAP	(7,371)	(43,709)	(64,478)
Translation adjustment on investment
in foreign subsidiaries	(2,308)	1,033	2,182
Comprehensive income	(9,679)	(42,676)	(62,296)

25.

COMPARATIVE FIGURES

Certain figures in the 2001 and 2000 financial statements have been reclassified to conform with the basis of presentation used in 2002.

Corporate Information

Stock Information

Number of shares outstanding
as of November 30,2002:
Variable Multiple Voting
(Class A) Shares: 5,233,402
Limited Voting
(Class B) Shares: 34,735,998

Stock Transfer Agent

Computershare Trust
Company of Canada
1500 University Street
Suite 700
Montreal,Quebec H3A 3S8

Auditors

Richter,Usher & Vineberg

Annual and Special
Meeting of Shareholders

CINAR’s Annual Meeting of
Shareholders will be held on
April 9,2003,at 10:00 A.M.:
Omni Hotel
1050 Sherbrooke Street West
Montreal,Quebec
Canada H3A 2R6

Vous pouvez obtenir la version
Française du rapport annuel
en communiquant avec la
Société :

Corporation CINAR
1055,boul.René-Lévesque Est
Montréal (Québec) H2L 4S5
Tél.:(514) 843-7070
Télécopieur :(514) 843-7080
www.cinar.com